SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           C & F Financial Corporation
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                   12466Q-10-4
                                 (CUSIP Number)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 12466Q-10-4
                                  Schedule 13G

1)       Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person
         --------------------------------------------------------------------------

         Sture G. Olsson

2)       Check the Appropriate Row if a Member of a Group (See Instructions)
         -------------------------------------------------------------------
         (a)
         (b) x/

3)       SEC Use Only
         ------------

4)       Citizenship or Place of Organization
         ------------------------------------

         United States


         Number of                          5)       Sole Voting Power                               8,288
         Shares Bene-                                -----------------
         ficially                           6)       Shared Voting Power                           149,536
         Owned by                                    -------------------
         Each                               7)       Sole Dispositive Power                          8,288
         Reporting                                   ----------------------
         Person With                        8)       Shared Dispositive Power                      149,536
                                                     ------------------------

9)       Aggregate Amount Beneficially Owned by Each Reporting Person
         ------------------------------------------------------------

         157,824

10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
         ----------------------------------------------------------------

11)      Percent of Class Represented by Amount in Row (9)
         -------------------------------------------------

         8.27%

12)      Type of Reporting Person (See Instructions)
         -------------------------------------------

         IN





Item 1(a).        Name of Issuer:

                  C & F Financial Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  Eighth and Main Streets, West Point, Virginia 23181

Item 2(a).        Name of Person Filing:

                  Sture G. Olsson

Item 2(b).        Address of Principal Business Office or, if none, residence:

                  P.O. Box 311, West Point, Virginia 23181.

Item 2(c).        Citizenship:

                  United States

Item 2(d).        Title of Class of Securities:

                  Common Stock, $1.00 par value

Item 2(e).        CUSIP Number:

                  12466Q-10-4

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not Applicable.

Item 4.           Ownership

                  (a)      Amount Beneficially Owned: 149,536

                  (b)      Percent of Class: 8.27%

                  (c)      Number of Shares as to which Such Person Has:

                           (i)      sole power to vote or to direct the vote: 8,288
                           (ii)     shared power to vote or to direct the vote: 149,536
                           (iii)    sole power to dispose or to direct the disposition of: 8,288
                           (iv)     shared power to dispose or to direct the disposition of: 149,536






Item 5.           Ownership of Five Percent or Less of a Class

                  Not Applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another Person

                  Crestar Bank, 919 East Main Street, P.O. Box 26665,  Richmond,
                  Virginia 26665, is co-trustee of certain trusts that hold the 149,536 shares identified in Cover Sheet items 6 and 8.

Item 7.           Identification and Classification of the Subsidiary which Acquired the
                  Security being Reported on by the Parent Holding Company

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group

                  Not Applicable.

Item 9.           Notice of Dissolution of Group

                  Not Applicable.

Item 10.          Certification

                  Not Applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    May 9, 1997
                                    ----------------------
                                    Date


                                    /s/ Sture G. Olsson
                                    ----------------------
                                    Signature


                                    Sture G. Olsson
                                    ----------------------
                                    Name/Title